April 10, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549


Re: File No. 70-8617 -- Application-Declaration with Respect to Participation by EUA Energy Investment Corporation and its Subsidiaries in a Joint Venture to Develop and Commercialize a Biomass-Fired Combustion Turbine Power Generation Facility


Ladies and Gentlemen:

       As counsel for EUA Energy Investment Corporation ("EEIC") and EUA BIOTEN, Inc. ("EUA BIOTEN"), we are furnishing this opinion to be used in connection with the filing of Post-Effective Amendments Nos. 6 and 7 to the application-declaration on Form U-1 (the "Application-Declaration"; File No. 70-8617), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed by EEIC and EUA BIOTEN with the Securities and Exchange Commission on February 3, 1998 and April 10, 199 8, respectively. In the Application-Declaration, EEIC and EUA BIOTEN propose to develop a business opportunity in India by designing, constructing, installing, operating and maintaining two biomass-fired combustion turbine power generation facilities, each comprising a combustion turbine offset combustor, electric generator and other associated equipment (each such facility, a "BIOTEN Unit"), as provided in that certain draft Memorandum of Understanding dated January __, 1998 by and between BIOTEN Partnership and a Co-operative Society located in the State of Maharashtra, India and registered with the Registrar of Co-operatives,
Government of Maharashtra ("First Customer").   The first such BIOTEN Unit
would serve as a demonstration unit a nd would be financed by BIOTEN Partnership or an affiliate thereof and secured by a promissory note from First Customer. EEIC and EUA BIOTEN also propose to develop, through BIOTEN Partnership, to-be-formed special purpose subsidiaries of BIOTEN Partnership and/or joint ventures between BIOTEN Partnership and third-parties, additional business opportunities in India as well as in other countries throughout the world, on terms and conditions similar to those for First Customer's BIOTEN Units, subject to the working capital and capital contribution authorizations requested in the Application-Declaration. Title to each BIOTEN Unit would be transferred to its purchaser prior to any sale of electricity generated by such unit.

        To accomplish the transactions described in the Application-Declaration, EEIC and EUA BIOTEN seek Commission authorization to increase the amount of the working capital line of credit currently authorized to be provided to BIOTEN Partnership pursuant to the Commission's Order dated November 14, 1996 (HCAR No. 35-26604) by an additional $7 million, to charge interest on such working capital line of credit at rates of interest not to exceed those previously authorized pursuant to the Commission's Order dated June 21, 1995 (HCAR No. 35-26314), which rates exceed EEIC's effective cost of capital, and to make additional capital contributions to BIOTEN Partnership in an aggregate amount of up to $5 million, as a result of which increased capital contributions BIOTEN Partnership would become a subsidiary of EUA BIOTEN within the meaning of Section 2(a)(8) of the Act.

        It is our opinion, subject to the additional assumptions, exceptions and qualifications hereinafter stated, that in the event the transactions for which EEIC and EUA BIOTEN have requested authorization as described above (the "Proposed Transactions") are consummated in accordance with the Application-Declaration, as amended:

         (a) All Massachusetts state laws applicable to the Proposed Transactions will have been complied with by EEIC and EUA BIOTEN.

         (b) Each of EEIC and EUA BIOTEN is a validly organized and duly existing corporation under the laws of The Commonwealth of Massachusetts.

         (c) The consummation of the Proposed Transactions will not violate the legal rights of the holders of any of the securities issued by EEIC, EUA BIOTEN or any of their associate companies, Eastern Utilities Associates ("EUA"), Eastern Edison Company ("Eastern Edison"), Blackstone Valley Electric Company ("Blackstone"), Montaup Electric Company ("Montaup"), Newport Electric Corporation ("Newport"), EUA Cogenex Corporation ("Cogenex"), EUA Ocean State Corporation ("Ocean State"), EUA Service Corporation ("ESC"), EUA Telecommunications Corporation ("EUA Telecommunications"), Northeast Energy Management, Inc. ("NEM"), EUA Citizens Conservation Services, Inc. ("CCS"), EUA Cogenex-West Corporation ("Cogenex-West"), EUA Cogenex-Canada Inc. ("Cogenex-Canada") (each of NEM, CCS, Cogenex-West and Cogenex-Canada being an associate or subsidiary company of Cogenex), EUA Energy Services, Inc. ("Energy Services"), Duke/Louis Dreyfus Energy Services (New England) L.L.C. ("D/LDNE") (D/LDNE being an associate company of Energy Services), EUA TransCapacity, Inc. ("TransCapacity"), EUA Compression Services, Inc. ("EUACS") (TransCapacity, EUA BIOTEN and EUACS being associate companies of EUA Energy), Ocean State Power ("OSP I"), Ocean State Power II ("OSP II") (OSP I and OSP II being Rhode Island general partnerships) or OSP Finance Company ("OSP Finance").

        This opinion, in addition to being subject to the consummation of the Proposed Transactions in accordance with the Application-Declaration, is also subject to the following additional assumptions, exceptions and qualifications:

        (1) compliance with such orders as the Commission may issue from time to time upon the Application-Declaration, as amended; and

        (2) the accuracy of information furnished to us as to the outstanding securities of EEIC, EUA BIOTEN and their associate companies, EUA, Eastern Edison, Blackstone, Montaup, Newport, Cogenex, Ocean State, ESC, EUA Telecommunications, NEM, CCS, Cogenex-West, Cogenex-Canada, Energy Services, D/LDNE, TransCapacity, EUACS, OSP I, OSP II, and OSP Finance;

        (3) that all requirements of applicable state securities or "blue sky" laws will have been complied with;

        (4) that the enforceability of the Proposed Transactions may be subject to and affected by applicable bankruptcy, receivership, insolvency, reorganization, moratorium, fraudulent conveyance or other laws affecting the enforcement of the rights and remedies of creditors generally (including, without limitation, such as may deny giving effect to waivers of rights to debtors or guarantors); and such duties and standards as are or may be imposed on creditors, including, without limitation, good faith, reasonableness and fair dealing under any applicable statute, rule, regulation or judicial decision; and

        (5) that the enforceability of the Proposed Transactions may be subject to and affected by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and the exercise of equitable powers by a court of competent jurisdiction (and no opinion is given herein as to specific performance or as to the availability of other equitable remedies or equitable relief of any kind).

       The opinions expressed in this letter relate only to federal law and the laws of The Commonwealth of Massachusetts and we express no opinion with respect to any other jurisdiction. To the extent that certain matters addressed may involve the laws of other states, we have assumed that such laws are not materially different from the laws of The Commonwealth of Massachusetts.


        We consent to the use of this opinion letter in connection with the Application-Declaration filed with the Commission.


                                                   Very truly yours,



                                                   McDermott, Will & Emery